================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------
                        NEW YORK COMMUNITY BANCORP, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))
                              --------------------
                                      UNITS
                         (TITLE OF CLASS OF SECURITIES)
                                    64944P307
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              --------------------
                               JOSEPH R. FICALORA
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        NEW YORK COMMUNITY BANCORP, INC.
                               615 MERRICK AVENUE
                            WESTBURY, NEW YORK 11590
                            TELEPHONE: (516) 683-4100
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                              --------------------
                                   COPIES TO:

                              ERIC S. KRACOV, ESQ.
                            VICTOR L. CANGELOSI, ESQ.
                             EDWARD G. OLIFER, ESQ.
                             KILPATRICK STOCKTON LLP
                               607 14TH STREET, NW
                                    SUITE 900
                              WASHINGTON, DC 20005
                                 (202) 508-5800
                              --------------------
                            CALCULATION OF FILING FEE

================================================================================
        TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
            $188,270,147                               $10,506
================================================================================

* This valuation assumes the exchange of 5,498,544 Bifurcated Option Note Unit SecuritiES(SM) of New York Community Bancorp, Inc. ("NYB"), stated amount $50.00 per unit, ("BONUSES(SM) units") for common shares of NYB, par value $0.01 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of the NYB BONUSES(SM) units of $34.24 as of July 27, 2009 as reported on the New York Stock Exchange.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #5 for Fiscal Year 2009, effective March 11, 2009, equals $55.80 for each $1,000,000 of the value of the transaction.
|X| Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,506                Filing Party: New York Community Bancorp, Inc.
Form or Registration No.: Schedule TO          Date Filed: July 29, 2009

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
|X| Check the appropriate boxes below to designate any transaction to which the statement relates:
     |_|   third party tender offer subject to Rule 14d-1.
     |X|   issuer tender offer subject to Rule 13e-4.
     |_|   going private transaction subject to Rule 13e-3.
     |_|   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
================================================================================

                                  INTRODUCTION

      This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on July 29, 2009, as amended on August 11, 2009 (the "Schedule TO") by New York Community Bancorp, Inc. ("NYB"), a Delaware corporation, pursuant to Section 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with an offer by NYB to exchange any and all of its 5,498,544 Bifurcated Option Note Unit SecuritiES(SM), stated amount $50.00 per unit (the "BONUSES(SM) units"), comprised of (i) a Trust Preferred Security issued by New York Community Capital Trust V (the "Trust"), having a liquidation preference of $50.00 and a distribution rate of 6% per annum on the stated liquidation preference ("Trust Preferred Security"); and (ii) a warrant to purchase 2.4953 shares of NYB common stock (the "Common Shares") at any time prior to May 7, 2051, the exercise price of which is currently $50.00, for a number of its Common Shares, at an exchange ratio equal to (i) 2.4953 Common Shares plus (ii) a number of Common Shares equal to $10.00 divided by the Weighted Average Price of the Common Shares, for each validly tendered and accepted BONUSES(SM) unit, on the terms and subject to the conditions described in the Offer to Exchange, dated July 29, 2009 (the "Offer to Exchange"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.

      All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 2 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

ITEMS 1 THROUGH 11.

THE OFFER TO EXCHANGE, A COPY OF WHICH WAS FILED WITH THE SCHEDULE TO AS EXHIBIT
(A)(1)(A), IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

(1) THE FIRST PARAGRAPH UNDER THE CAPTION "FORWARD-LOOKING STATEMENTS" ON PAGE VI OF THE OFFER TO EXCHANGE IS AMENDED TO INCLUDE THE FOLLOWING AS THE LAST SENTENCE OF THAT FIRST PARAGRAPH:

The safe harbor provisions for forward-looking statements contained in the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, do not apply to any forward-looking statements made in connection with this Exchange Offer.

THE LETTER OF TRANSMITTAL, A COPY OF WHICH WAS FILED WITH THE SCHEDULE TO AS EXHIBIT (A)(1)(B), IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

(1) THE LAST SENTENCE ON THE CARRYOVER PARAGRAPH AT THE TOP OF PAGE 5 AND THE SENTENCE BEGINNING WITH (I) UNDER THE SECTION ENTITLED "ACKNOWLEDGEMENT OF REPRESENTATIONS AND WARRANTIES" HAVE BEEN DELETED IN THEIR ENTIRETY FROM THE LETTER OF TRANSMITTAL. A COPY OF THE AMENDED LETTER OF TRANSMITTAL IS ATTACHED AS EXHIBIT (A)(1)(B) TO THIS AMENDMENT NO. 2.

ITEM 12.   EXHIBITS.

(a)(1)(A)*       Offer to Exchange, dated July 29, 2009
(a)(1)(B)**      Form of Letter of Transmittal
(a)(1)(C)*       Form of Notice of Withdrawal
(a)(1)(D)*       Form of Letter to Clients
(a)(1)(E)*       Form of Letter to The Depository Trust Company Participants
(a)(5)*          Press Release, dated July 29, 2009
(d)(1)           Underwriting Agreement for offering BONUSES(SM) units(1)
(d)(2)*          Amended and Restated Declaration of Trust of New York Community Capital Trust V
(d)(3)*          Indenture relating to the Junior Subordinated Debentures between New York Community Bancorp, Inc. and
                 Wilmington Trust Company, as Trustee
(d)(4)*          First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as
                 Trustee
(d)(5)*          Form of Preferred Security (included in Exhibit (d)(2))
(d)(6)*          Form of Warrant (included in Exhibit (d)(10))
(d)(7)*          Form of Unit Certificate (included in Exhibit (d)(9))
(d)(8)*          Guarantee issued in connection with the BONUSES(SM) units
(d)(9)*          Unit Agreement between New York Community Bancorp, Inc., New York Community Capital Trust V and
                 Wilmington Trust Company, as Warrant Agent, Property Trustee and Agent
(d)(10)*         Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Agent
(d)(11)          Amendment No. 1 to the Amended and Restated Declaration of Trust of New York Community Capital Trust V(2)
(d)(12)          Amendment No. 1 to the First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington
                 Trust Company, as Trustee(2)
(d)(13)          Amendment No. 1 to the Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust
                 Company, as Warrant Agent(2)

   ---------------------
   *     Previously filed.
   **    Filed herewith.
   (1)   Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on November 4, 2002.
   (2)   Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on April 17, 2003.

ITEM  13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

      NOT APPLICABLE.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 14, 2009             NEW YORK COMMUNITY BANCORP, INC.


                                  By:    Joseph R. Ficalora
                                         ---------------------------------------
                                  Name:  Joseph R. Ficalora
                                  Title: Chairman, President and Chief Executive
                                         Officer

                                  EXHIBIT INDEX

(a)(1)(A)*       Offer to Exchange, dated July 29, 2009
(a)(1)(B)**      Form of Letter of Transmittal
(a)(1)(C)*       Form of Notice of Withdrawal
(a)(1)(D)*       Form of Letter to Clients
(a)(1)(E)*       Form of Letter to The Depository Trust Company Participants
(a)(5)*          Press Release, dated July 29, 2009
(d)(1)           Underwriting Agreement for offering BONUSES(SM) units(1)
(d)(2)*          Amended and Restated Declaration of Trust of New York Community Capital Trust V
(d)(3)*          Indenture relating to the Junior Subordinated Debentures between New York Community Bancorp, Inc. and
                 Wilmington Trust Company, as Trustee
(d)(4)*          First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as
                 Trustee
(d)(5)*          Form of Preferred Security (included in Exhibit (d)(2))
(d)(6)*          Form of Warrant (included in Exhibit (d)(10))
(d)(7)*          Form of Unit Certificate (included in Exhibit (d)(9))
(d)(8)*          Guarantee issued in connection with the BONUSES(SM) units
(d)(9)*          Unit Agreement between New York Community Bancorp, Inc., New York Community Capital Trust V and
                 Wilmington Trust Company, as Warrant Agent, Property Trustee and Agent
(d)(10)*         Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Agent
(d)(11)          Amendment No. 1 to the Amended and Restated Declaration of Trust of New York Community Capital Trust V(2)
(d)(12)          Amendment No. 1 to the First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington
                 Trust Company, as Trustee(2)
(d)(13)          Amendment No. 1 to the Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust
                 Company, as Warrant Agent(2)

   ---------------------
   *     Previously filed.
   **    Filed herewith.
   (1)   Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on November 4, 2002.
   (2)   Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on April 17, 2003.

                                                               EXHIBIT (a)(1)(B)




                              LETTER OF TRANSMITTAL

                        NEW YORK COMMUNITY BANCORP, INC.

                                OFFER TO EXCHANGE

              COMMON SHARES OF NEW YORK COMMUNITY BANCORP, INC. FOR
 ANY AND ALL OUTSTANDING BIFURCATED OPTION NOTE UNIT SECURITIES(SM)(BONUSES(SM))
                       OF NEW YORK COMMUNITY BANCORP, INC.
                                 PURSUANT TO ITS
                     OFFER TO EXCHANGE, DATED JULY 29, 2009
     (AS SUPPLEMENTED OR AMENDED FROM TIME TO TIME, THE "OFFER TO EXCHANGE")

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 25, 2009, UNLESS THE EXCHANGE OFFER IS EXTENDED BY US (SUCH DATE AND TIME, AS THE EXCHANGE OFFER MAY BE EXTENDED, THE "EXPIRATION DATE"). TENDERS MAY NOT BE WITHDRAWN AFTER THE BONUSES(SM) UNITS HAVE BEEN ACCEPTED FOR EXCHANGE.

                  The exchange agent for the Exchange Offer is:
                         BNY MELLON SHAREOWNER SERVICES


                   BY MAIL                                   BY HAND OR
  REGISTERED OR CERTIFIED MAIL RECOMMENDED              OVERNIGHT DELIVERY

         Mellon Investor Services LLC               Mellon Investor Services LLC
                 PO Box 3301                          480 Washington Boulevard
       South Hackensack, NJ 07606-1901                  Jersey City, NJ 07310
                                                           Attn: 27th Floor
                                                     Corporate Action Department





                The information agent for the Exchange Offer is:
                          MELLON INVESTOR SERVICES LLC
                            480 WASHINGTON BOULEVARD
                              JERSEY CITY, NJ 07310
                                ATTN: 27TH FLOOR
                           CORPORATE ACTION DEPARTMENT

                Banks and Brokers call: (201) 680-6579 (Collect)
                    All others call Toll-free: (800) 777-3674

               PLEASE READ CAREFULLY THE ACCOMPANYING INSTRUCTIONS

      IF YOU WISH TO EXCHANGE CURRENTLY OUTSTANDING BIFURCATED OPTION NOTE UNIT SECURITIES(SM), OF NEW YORK COMMUNITY BANCORP, INC. (THE "BONUSES(SM) UNITS") FOR NEW YORK COMMUNITY BANCORP, INC. (THE "COMPANY") COMMON SHARES PURSUANT TO THE EXCHANGE OFFER, YOU MUST VALIDLY TENDER (AND NOT WITHDRAW) YOUR BONUSES(SM) UNITS TO THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE.

      This Letter of Transmittal is to be completed by a holder desiring to tender their BONUSES(SM) units, unless such holder is executing the tender through DTC's automated tender offer program ("ATOP"). This Letter of Transmittal need not be completed by a holder tendering through ATOP. However, a holder tendering through ATOP will be bound by the terms of this Letter of Transmittal, and such holder will be deemed to have made the acknowledgments and representations and warranties this Letter of Transmittal contains, just as if such holder had signed it. Holders who wish to tender through DTC's ATOP procedures should allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on or before the expiration date.

      As described in the Offer to Exchange, a valid tender of BONUSES(SM) units pursuant to the Exchange Offer requires delivery of the BONUSES(SM) units to the exchange agent through book-entry transfer to the exchange agent's account at DTC pursuant to the procedures set forth in the Offer to Exchange under the caption "The Exchange Offer--Procedures for Tendering BONUSES(SM) units" and either (i) delivery to the exchange agent of a properly completed and duly executed Letter of Transmittal or (ii) delivery to the exchange agent of an "agent's message" through ATOP, to the effect that the DTC participant named in the agent's message has received and agrees to be bound by the terms and conditions set forth in the Offer to Exchange and this Letter of Transmittal. The proper procedures for tendering BONUSES(SM) units pursuant to the Exchange Offer are described in the Offer to Exchange under the caption "The Exchange Offer--Procedures for Tendering BONUSES(SM) units."

      NEW YORK COMMUNITY BANCORP, INC. IS NOT PROVIDING FOR GUARANTEED DELIVERY PROCEDURES AND THEREFORE A HOLDER MUST ALLOW SUFFICIENT TIME FOR THE NECESSARY TENDER PROCEDURES TO BE COMPLETED PRIOR TO THE EXPIRATION DATE.

      Tenders of the BONUSES(SM) units may be withdrawn at any time prior to the expiration date. For a withdrawal of the BONUSES(SM) units to be effective, the exchange agent must receive a written or facsimile transmission containing a notice of withdrawal or a properly transmitted "Request Message" through ATOP, in the case of DTC participants, before the expiration date, which is 11:59 p.m., New York City time, on August 25, 2009, unless extended. Any such notice of withdrawal must (i) specify the name of the holder who tendered the BONUSES(SM) units to be withdrawn, (ii) contain a description of the BONUSES(SM) units to be withdrawn and the number of BONUSES(SM) units, (iii) contain a statement that such holder of BONUSES(SM) units is withdrawing the election to tender their BONUSES(SM) units, and (iv) be signed by the holder of such BONUSES(SM) units in the same manner as the original signature on the Letter of Transmittal, including any required signature guarantees (or, in the case of the BONUSES(SM) units tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant's name is listed on the agent's message), or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the BONUSES(SM) units. In addition, if not previously returned, a holder may withdraw BONUSES(SM) units that are not accepted by the Company for exchange after the expiration of 40 business days following commencement of the Exchange Offer. If the Company terminates the Exchange Offer without having purchased any BONUSES(SM) units pursuant to the Exchange Offer, whether before or after the expiration date, the Company will promptly return the BONUSES(SM) units that were previously tendered. If BONUSES(SM) units are otherwise not accepted for exchange, including due to proration, the Company will return the BONUSES(SM) units, at its expense, promptly after the expiration or termination of the Exchange Offer.

      For a description of certain procedures to be followed in order to tender or withdraw BONUSES(SM) units (through ATOP or otherwise), see "The Exchange Offer--Procedures for Tendering BONUSES(SM) units" and "The Exchange Offer--Withdrawal of Tenders" in the Offer to Exchange and the Instructions to this Letter of Transmittal.

      Holders who do not tender their BONUSES(SM) units (or properly withdraw previously tendered BONUSES(SM) units) prior to the expiration date will continue to hold their BONUSES(SM) units after the settlement of the Exchange Offer.

      Questions and requests for assistance or for additional copies of the Offer to Exchange and this Letter of Transmittal may be directed to the information agent.

               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

    IF YOU DETERMINE TO USE THIS LETTER OF TRANSMITTAL, YOU MUST COMPLETE THE
       APPROPRIATE BOX(ES) BELOW WITH RESPECT TO THE BONUSES(SM) UNITS TO
                    WHICH THIS LETTER OF TRANSMITTAL RELATES.

------------------------------------------------------------------------------------------------------------------------------------
                                                 DESCRIPTION OF BONUSES(SM) UNITS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 AGGREGATE
          NAME AND ADDRESS OF DTC                     NUMBER OF             LIQUIDATION PREFERENCE       LIQUIDATION PREFERENCE
       PARTICIPANT (FILL IN, IF BLANK)        BONUSES(SM) UNITS TENDERED        REPRESENTED         OF BONUSES(SM) UNITS TENDERED(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            $
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

      If the space provided above is inadequate, list the information requested above on a separate signed schedule and attach that schedule to this Letter of Transmittal.

      The name and address of the DTC participant must be printed exactly as it appears on a security position listing such participant as the owner of the BONUSES(SM) units.

---------------------
1 Each BONUSES(SM) unit, stated amount $50.00 per Unit, is comprised of (i) a trust preferred security issued by New York Community Capital Trust V, having a liquidation preference of $50.00 and a distribution rate of 6% per annum on the stated liquidation preference; and (ii) a warrant to purchase 2.4953 common shares of the Company, par value $0.01 per share, at any time prior to May 7, 2051, the exercise price of which is currently $50.00. Unless otherwise indicated in the column labeled "Liquidation Preference of BONUSES(SM) units Tendered" and subject to the terms and conditions of the Exchange Offer, a Holder will be deemed to have tendered the entire aggregate liquidation amount represented by the BONUSES(SM) units indicated in the column labeled "Aggregate Liquidation Amount Represented." See Instruction 2.

      The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the exchange offer.

Name of Tendering Institution:
                               -------------------------------------------------
DTC Account Number:
                   -------------------------------------------------------------

Transaction Code Number:
                        --------------------------------------------------------

                     NOTE: SIGNATURES MUST BE PROVIDED BELOW
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

      The undersigned acknowledges receipt of the Offer to Exchange, dated July 29, 2009 (the "Offer to Exchange," together with this Letter of Transmittal, the "Offer Documents"), of New York Community Bancorp, Inc. (the "Company"), a Delaware corporation, for the offer to exchange any and all of its 5,498,544 Bifurcated Option Note Unit SecuritiES(SM) units, stated amount $50.00 per unit (the "BONUSES(SM) units"), comprised of (i) a trust preferred security issued by New York Community Capital Trust V, having a liquidation preference of $50.00 and a distribution rate of 6% per annum on the stated liquidation preference (the "Trust Preferred Security"); and (ii) a warrant to purchase 2.4953 common shares of the Company, par value $0.01 per share (the "Common Shares") at any time prior to May 7, 2051, the exercise price of which is currently $50.00 for a number of its Common Shares, upon and subject to the terms and conditions set forth in the Offer Documents. We urge you to review the Offer to Exchange for the terms and conditions of the Exchange Offer. Certain terms used but not defined herein have the meaning given to them in the Offer to Exchange.

      Upon the terms and subject to the conditions of the Exchange Offer, the undersigned hereby tenders to the Company the above-described stated amount of BONUSES(SM) units. Subject to and effective upon the acceptance for exchange of, and the exchange of the BONUSES(SM) units tendered herewith, the undersigned hereby (1) irrevocably sells, transfers, conveys, assigns and tenders to the Company all right, title and interest in and to all such BONUSES(SM) units as are being tendered herewith; (2) waives any and all other rights with respect to such BONUSES(SM) units (including with respect to any existing or past defaults and their consequences in respect of such BONUSES(SM) units); (3) releases and discharges the company and its subsidiaries from any and all claims that you may have now, or may have in the future, arising out of, or related to, such BONUSES(SM) units, including any claims that you are entitled to receive any additional payments with respect to such BONUSES(SM) units or to participate in any redemption or defeasance of such BONUSES(SM) units; and (4) irrevocably appoints the exchange agent as its agent and attorney-in-fact (with full knowledge that the exchange agent is also acting as agent of the Company with respect to the tendered BONUSES(SM) units with full power coupled with an interest) to (a) deliver certificates representing the BONUSES(SM) units, and/or transfer ownership of the BONUSES(SM) units on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to or upon the Company's order, (b) present the BONUSES(SM) units for transfer on the relevant security register, (c) receive all benefits or otherwise exercise all rights of beneficial ownership of the BONUSES(SM) units, all in accordance with the terms of the Offer to Exchange and (d) deliver, in book-entry form, the Common Shares issuable upon acceptance of BONUSES(SM) units tendered hereby, together with any BONUSES(SM) units not accepted in the Exchange Offer, to the DTC account designated herein by the undersigned, all in accordance with the terms and conditions of the Exchange Offer as described in the Offer to Exchange.

      Subject to applicable regulations of the Securities and Exchange Commission, if, for any reason whatsoever, acceptance for exchange of, or exchange of, any BONUSES(SM) units tendered pursuant to the Exchange Offer is delayed (whether before or after the Company's acceptance for exchange of, or the exchange of, BONUSES(SM) units) or the Company extends the Exchange Offer or is unable to accept for exchange or exchange the BONUSES(SM) units tendered pursuant to the Exchange Offer, the Company may instruct the exchange agent to retain tendered BONUSES(SM) units, and those BONUSES(SM) units may not be withdrawn, except to the extent that you are entitled to the withdrawal rights set forth in the Offer to Exchange. If you have tendered BONUSES(SM) units, you may withdraw those BONUSES(SM) units prior to the applicable withdrawal deadline by delivering a written notice of withdrawal subject to the limitations and requirements described in "The Exchange Offer--Withdrawal of Tenders" in the Offer to Exchange.

      THE UNDERSIGNED HEREBY REPRESENTS AND WARRANTS THAT THE UNDERSIGNED HAS FULL POWER AND AUTHORITY TO TENDER, SELL, ASSIGN AND TRANSFER THE BONUSES(SM) UNITS TENDERED HEREBY AND TO ACQUIRE THE COMMON SHARES ISSUABLE UPON THE EXCHANGE OF SUCH TENDERED BONUSES(SM) UNITS, AND THAT, WHEN THE BONUSES(SM) UNITS ARE ACCEPTED FOR EXCHANGE, THE COMPANY WILL ACQUIRE GOOD, MARKETABLE AND UNENCUMBERED TITLE THERETO, FREE AND CLEAR OF ALL LIENS, RESTRICTIONS, CHARGES AND ENCUMBRANCES, AND THAT THE BONUSES(SM) UNITS TENDERED HEREBY ARE NOT SUBJECT TO ANY ADVERSE CLAIMS OR PROXIES. THE UNDERSIGNED HEREBY FURTHER REPRESENTS AND WARRANTS THAT EITHER (I) IT IS NOT A PLAN ("PLAN") DESCRIBED IN SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED ("CODE") AND NO PORTION OF THE ASSETS USED TO ACQUIRE OR HOLD THE COMMON STOCK CONSTITUTES ASSETS OF ANY PLAN OR (II) THE EXCHANGE OF DEPOSITORY SHARES AND THE ACQUISITION AND HOLDING OF COMMON STOCK WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER
SECTION 406 OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF CODE OR A SIMILAR VIOLATION UNDER ANY LAWS OR REGULATIONS THAT ARE SIMILAR TO THE PROVISIONS OF TITLE I OF ERISA OR SECTION 4975 OF THE CODE. THE UNDERSIGNED WILL, UPON REQUEST, EXECUTE AND DELIVER ANY ADDITIONAL DOCUMENTS DEEMED BY THE COMPANY OR THE EXCHANGE AGENT TO BE NECESSARY OR DESIRABLE TO COMPLETE THE SALE, ASSIGNMENT AND TRANSFER OF THE BONUSES(SM) UNITS TENDERED HEREBY.

      The undersigned understands that tenders of BONUSES(SM) units pursuant to any one of the procedures described in the Offer to Exchange under the heading "The Exchange Offer--Procedures for Tendering BONUSES(SM) units" and in the instructions herein will, upon the Company's acceptance for exchange of such tendered BONUSES(SM) units, constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Exchange Offer.

      The Exchange Offer is subject to certain conditions described in the section of the Offer to Exchange entitled "The Exchange Offer--Conditions to the Exchange Offer."

      The undersigned understands that the delivery and surrender of the BONUSES(SM) units is not effective, and the risk of loss of the BONUSES(SM) units does not pass to the exchange agent, until receipt by the exchange agent of an agent's message. All questions as to the form of all documents and the validity (including the time of receipt) and acceptance of tenders and withdrawals of BONUSES(SM) units will be determined by the Company, in its sole discretion, which determination shall be final and binding.

      All authority herein conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, personal representatives, trustees in bankruptcy, legal representatives, successors and assigns of the undersigned.

      IMPORTANT: BY USING THE ATOP PROCEDURES TO TENDER BONUSES(SM) UNITS, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. YOU WILL, HOWEVER, BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS.

                ACKNOWLEDGEMENT OF REPRESENTATIONS AND WARRANTIES

      The offer of Common Shares is being made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, contained in Section 3(a)(9) thereof of the Securities Act, and has not been registered under any other applicable securities laws.

      By signing this Letter of Transmittal, the undersigned also represents, warrants and acknowledges that there are risks incident to the acquisition of the Common Shares, including, without limitation, those risks which are summarized under "Risk Factors" in the Offer to Exchange.

--------------------------------------------------------------------------------
           PLEASE SIGN BELOW--TO BE COMPLETED BY ALL TENDERING HOLDERS

      This Letter of Transmittal must be signed by the Holder, exactly as his, her, its or their name(s) appear(s) as a DTC participant on a security position listing such participant as the owner of the BONUSES(SM) units or by stock powers transmitted with this Letter of Transmittal. Endorsements on BONUSES(SM) units and signatures on stock powers by Holders not executing this Letter of Transmittal must have a guarantee by a Medallion Signature Guarantor. See Instruction 3 below. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under "Capacity" and submit evidence satisfactory to the Company of such person's authority to so act. See Instruction 3 below.

PLEASE SIGN HERE                           PLEASE SIGN HERE

-----------------------------------------  -------------------------------------
Authorized Signature of                    Authorized Signature of
Registered Holder                          Registered Holder

-----------------------------------------  -------------------------------------
Date                                       Date

      If signature is by attorney-in-fact, trustee, executor, administrator, guardian, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information:

Name:                                      Name:
     ------------------------------------       --------------------------------

Title:                                     Title:
      -----------------------------------        -------------------------------

Address:                                   Address:
        ---------------------------------          -----------------------------

-----------------------------------------          -----------------------------

Telephone Number:                          Telephone Number:
                 ------------------------                   --------------------

Dated:                                     Dated:
      -----------------------------------        -------------------------------

-----------------------------------------  -------------------------------------
Taxpayer Identification or Social          Taxpayer Identification or Social
Security Number                             Security Number

-----------------------------------------  -------------------------------------
DTC Account to Which Common Shares Should  DTC Account to Which Common Shares
be Delivered                               Should be Delivered


                               SIGNATURE GUARANTEE
                        (IF REQUIRED, SEE INSTRUCTION 3)

Signature(s) Guaranteed by an
  Eligible Institution:


-----------------------------------------      Date:
Authorized Signature                                ----------------------------

Name of Eligible Institution
  Guaranteeing Signature:

-----------------------------------------      Address:
                                                       -------------------------
Capacity (full title):
                      -------------------
Telephone Number:
                      -------------------


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                    SPECIAL PAYMENT OR ISSUANCE INSTRUCTIONS
                           (SEE INSTRUCTIONS 3 AND 4)

To be completed ONLY if the Common Shares are to be issued in the name of someone other than the person or persons who signed this Letter of Transmittal.

Issue Common Shares to:

Name(s)
        ---------------------------------------------------------------
Address
        ---------------------------------------------------------------

-----------------------------------------------------------------------

Telephone Number:
                 ------------------------------------------------------

Book-Entry Transfer Facility Account:
                                     ----------------------------------

-----------------------------------------------------------------------
(Tax Identification or Social Security Number)


--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                          SPECIAL DELIVERY INSTRUCTIONS
                           (SEE INSTRUCTIONS 3 AND 4)


To be completed ONLY if the BONUSES(SM) units that are not tendered or not accepted are to be credited to someone other than the person or persons who signed this Letter of Transmittal.

Credit BONUSES(SM) units to:

Name(s)
        ---------------------------------------------------------------
Address
        ---------------------------------------------------------------

-----------------------------------------------------------------------

Telephone Number:
                 ------------------------------------------------------



-----------------------------------------------------------------------
(Tax Identification or Social Security Number)

Credit BONUSES(SM) units not exchanged and delivered by book-entry transfer to the DTC account set forth below:

DTC Account Number:
                    --------------------------------------------------

----------------------------------------------------------------------

                                  INSTRUCTIONS
         FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. DELIVERY OF THIS LETTER OF TRANSMITTAL AND CERTIFICATES.

      This Letter of Transmittal is to be used by each Holder to tender BONUSES(SM) units through book-entry transfer to the exchange agent's account at DTC, if instructions are not being transferred through ATOP. The method of delivery of this Letter of Transmittal and all other required documents to the exchange agent is at the election and risk of Holders, and delivery will be deemed made when actually received or confirmed by the exchange agent. If such delivery is by mail, it is suggested that Holders use properly insured registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent at or prior to such date. No alternative, conditional or contingent tenders of the BONUSES(SM) units will be accepted. THIS LETTER OF TRANSMITTAL SHOULD BE SENT ONLY TO THE EXCHANGE AGENT. DELIVERY OF DOCUMENTS TO DTC OR THE COMPANY DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

      All BONUSES(SM) units were issued in book-entry form, and all of the BONUSES(SM) units are currently represented by one or more global certificates held for the account of DTC. The exchange agent and DTC have confirmed that the BONUSES(SM) units are eligible for ATOP. To tender BONUSES(SM) units eligible for ATOP, DTC participants may, in lieu of physically completing and signing this Letter of Transmittal and delivering it to the exchange agent, electronically transmit their acceptance through ATOP, and DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent's account at DTC and send an Agent's Message to the exchange agent for its acceptance. The confirmation of a book-entry transfer into the exchange agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to DTC does not constitute delivery to the exchange agent. The term "Agent's Message" as used herein means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the DTC participant described in such Agent's Message, stating that such participant has received and agrees to be bound by the terms and conditions of the Exchange Offer as set forth in the Offer Documents, and that the Company may enforce such agreement against such participant.

      HOLDERS DESIRING TO TENDER BONUSES(SM) UNITS ON THE EXPIRATION DATE THROUGH ATOP SHOULD NOTE THAT SUCH HOLDERS MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC.

      All tendering Holders, by execution of this Letter of Transmittal or a facsimile hereof, or delivery of an Agent's Message through ATOP, waive any right to receive notice of the acceptance of their BONUSES(SM) units.


       LETTERS OF TRANSMTTAL SHOULD NOT BE SENT TO THE COMPANY OR DTC.

2.     PARTIAL TENDERS; FRACTIONAL SHARES

      The entire amount of BONUSES(SM) units delivered to the exchange agent will be deemed to have been tendered unless otherwise communicated to the exchange agent or an amount is indicated under "Liquidation Preference of BONUSES(SM) units Tendered" in the box entitled "Description of BONUSES(SM) units" above. If the entire amount of all BONUSES(SM) units is not tendered, then BONUSES(SM) units for the amount of BONUSES(SM) units not tendered and the number of Common Shares equal to the Exchange Ratio issued in exchange for any BONUSES(SM) units accepted for exchange will be credited to the account maintained at DTC from which the tendered BONUSES(SM) units were delivered as soon as practicable after the settlement date unless otherwise indicated on this Letter of Transmittal.

      Any BONUSES(SM) units which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as promptly as practicable.

      Fractional shares of Common Shares will not be issued in the Exchange Offer. Instead, the number of Common Shares you receive in the Exchange Offer will be rounded down to the nearest whole number.

3. SIGNATURE ON THIS LETTER OF TRANSMITTAL; WRITTEN INSTRUMENTS AND ENDORSEMENTS; GUARANTEE OF SIGNATURES.

      This Letter of Transmittal must be signed by a participant in DTC by the DTC participant, and in the name of the DTC Participant, whose name appears on the security position listing as the owner of the BONUSES(SM) units.

      If any of the BONUSES(SM) units tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

      If a number of BONUSES(SM) units registered in different names are tendered, it will be necessary to complete, sign and submit as many separate copies of this Letter of Transmittal as there are different registrations of BONUSES(SM) units.

      A holder does not need to provide a separate stock power if:

        -   this Letter of Transmittal is signed by the Holder; and
        - any liquidation preference of BONUSES(SM) units that are not tendered or not accepted for exchange or any Common Shares issued in exchange for validly tendered and accepted BONUSES(SM) units is to be credited to the account of the Holder at DTC.

      In any case other than those listed above, the holder must transmit a separate properly completed stock power with this Letter of Transmittal exactly as the name(s) of the Holder(s) appear(s) on such DTC participant's security position listing, with the signature on the endorsement or stock power guaranteed by a Medallion Signature Guarantor, unless such stock powers are executed by a Medallion Signature Guarantor (as defined below).

      If this Letter of Transmittal or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Company and the exchange agent of their authority so to act must be submitted with this Letter of Transmittal.

      Signatures on stock powers provided in accordance with this Instruction 3 by holders not executing this Letter of Transmittal must be guaranteed by a Medallion Signature Guarantor (as defined below).

      No signature guarantee is required for the tender or withdrawal of BONUSES(SM) units if (a) this Letter of Transmittal is signed by a DTC participant whose name appears on a security position listing as the owner of the Trust Preferred Securities and neither the "Special Payment Instructions" box nor the "Special Delivery Instructions" box of this Letter of Transmittal has been completed or (b) such BONUSES(SM) units are tendered for the account of a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. or a commercial bank, trust company or other nominee having an office or correspondent in the United States. In all other cases, all signatures on Letters of Transmittal and signatures on stock powers, if any, accompanying BONUSES(SM) units must be guaranteed by a recognized participant in the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a "Medallion Signature Guarantor").

4.     SPECIAL ISSUANCE, DELIVERY AND PAYMENT INSTRUCTIONS.

      Tendering holders should indicate, in the applicable box, the account at DTC in which the Common Shares are to be issued and deposited, if different from the accounts of the person signing this Letter of Transmittal.

      Tendering holders should indicate, in the applicable box, the name and address in which BONUSES(SM) units for stated amounts not tendered or not accepted for exchange are to be issued and delivered, if different from the name and address of the person signing this Letter of Transmittal.

      In the case of issuance or payment in a different name, the Taxpayer Identification Number or Social Security Number of the person named must also be indicated and the tendering holder should complete the applicable box.

      If no instructions are given, the Common Shares (and any BONUSES(SM) units not tendered or not accepted) will be made to (or credited to) such holder's account at DTC.

      The Company has no obligation pursuant to the "Special Payment Instructions" box or "Special Delivery Instructions" box to transfer any BONUSES(SM) units from the name of the holder(s) thereof if the Company does not accept for exchange any of the holders' BONUSES(SM) units or if the holder(s) do(es) not present satisfactory evidence of payment of any taxes that may be payable as a consequence of the payment or delivery requested by the holder(s) completing the "Special Payment Instructions" and/or "Special Delivery Instructions" boxes.

5.     TRANSFER TAXES.

      Holders who tender their BONUSES(SM) units for exchange generally should not be obligated to pay any transfer taxes. However, if the delivery of Common Shares is being made to, or if BONUSES(SM) units not tendered or not accepted for payment are registered in the name of, any person other than the holder of BONUSES(SM) units tendered thereby or BONUSES(SM) units are credited in the name of any person other than the person(s) signing the Letter of Transmittal or electronically transmitting acceptance through ATOP, as applicable, then, in such event, delivery and payment shall not be made unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

6.     WAIVER OF CONDITIONS.

      The Company reserves the absolute right to waive, in whole or in part, any of the specified conditions to the Exchange Offer set forth in the Offer to Exchange.

7.     REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES.

      Questions and requests for assistance relating to the Offer to Exchange, this Letter of Transmittal and other related documents and relating to the procedure for tendering may be directed to the exchange agent at the address and telephone number set forth above.

      Questions and requests for assistance or for additional copies of the Offer to Exchange may be directed to the information agent at the address and telephone number set forth above.

8.     VALIDITY AND FORM.

      All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tendered BONUSES(SM) units pursuant to any of the instructions in this Letter of Transmittal, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any or all tenders of any BONUSES(SM) units determined by the Company not to be in proper form, or if the acceptance or exchange of such BONUSES(SM) units may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any conditions to any offer that the Company is legally permitted to waive.

      A tender of BONUSES(SM) units will not be deemed to have been validly made until all defects or irregularities in such tender have been cured or waived. All questions as to the form and validity (including time of receipt) of any delivery will be determined by the Company in its sole discretion, which determination shall be final and binding. None of the Company, the exchange agent, the information agent or any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any BONUSES(SM) units, or will incur any liability for failure to give any such notification. Holders should send all materials to the exchange agent and not to the Company, the information agent or any dealer manager.

9.     NO CONDITIONAL TENDER

      No alternative, conditional, irregular or contingent tender of BONUSES(SM) units will be accepted.

10.    WITHDRAWAL

      Holders who wish to exercise their right of withdrawal with respect to the Exchange Offer must give written notice of withdrawal, delivered by mail, hand delivery or manually signed facsimile transmission, or a properly transmitted "Request Message" through ATOP, which notice must be received by the exchange agent at its address set forth on the back cover of this Letter of Transmittal on or prior to the expiration date. In order to be valid, a notice of withdrawal must include the items listed in the Offer to Exchange under "The Exchange Offer
- Withdrawal of Tenders."

11.    IMPORTANT TAX INFORMATION.

      TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED
THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"); (B) ANY SUCH DISCUSSION IS INCLUDED HEREIN BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER TO EXCHANGE DESCRIBED IN THE OFFER TO EXCHANGE; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

      IMPORTANT: THIS LETTER OF TRANSMITTAL OR A FACSIMILE THEREOF TOGETHER WITH BONUSES(SM) UNITS OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE.